================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                              AMENDED AND RESTATED
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             -----------------------

                              KEY3MEDIA GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    49326R104
                                 (CUSIP Number)

                             MS. SUZANNE M. PRESENT
                           INVEMED CATALYST FUND, L.P.
                                 375 PARK AVENUE
                                   SUITE 2205
                               NEW YORK, NY 10152
                            TEL. NO.: (212) 843-0542
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                NOVEMBER 27, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
49326R104                                                         Page  2 of 13
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Catalyst Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      9,610,431 shares of Common Stock, par
           SHARES                       value $0.01
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        None
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        9,610,431 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,610,431 shares of Common Stock, par value $0.01 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.23%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
------------------------
1 Represents (i) 5,092,593 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") held directly by Invemed Catalyst Fund, L.P. (the "Fund"), (ii) 13,333 shares of Common Stock that would be held directly by the Fund, upon exercise of the options to purchase such shares held by it, and (iii) 4,504,505 shares of Common Stock that would be held directly by the Fund upon conversion of its shares of Series A 5.5% Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A Preferred Stock"). Such shares of Series A Preferred Stock will become convertible at any time into shares of Common Stock upon approval by a majority of the Issuer's stockholders present at a duly constituted meeting convened to vote on the issuance and sale by the Issuer to the Fund of such shares of Series A Preferred Stock.

-----------------------------                      -----------------------------
49326R104                                                         Page  3 of 13
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      9,610,431 shares of Common Stock, par
           SHARES                       value $0.01
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        None
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        9,610,431 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,610,431 shares of Common Stock, par value $0.01 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.23%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------
------------------------
2 Represents (i) 5,092,593 shares of Common Stock held indirectly by Invemed Catalyst GenPar, LLC ("Catalyst GenPar") as the general partner of the Fund, (ii) 13,333 shares of Common Stock that would be held indirectly by Catalyst GenPar, as the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, and (ii) 4,504,505 shares of Common Stock that would be held indirectly by Catalyst GenPar, as the general partner of the Fund, upon conversion of the Fun's shares of Series A Preferred Stock. Such shares of Series A Preferred Stock will become convertible at any time into shares of Common Stock upon approval by a majority of the Issuer's stockholders present at a duly constituted meeting convened to vote on the issuance and sale by the Issuer to the Fund of such shares of Series A Preferred Stock.

-----------------------------                      -----------------------------
49326R104                                                         Page  4 of 13
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gladwyne Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      None
           SHARES
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        9,610,431 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        9,610,431 shares of Common Stock, par
                                        value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,610,431 shares of Common Stock, par value $0.01 (3)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.23%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------
------------------------
3 Represents (i) 5,092,593 shares of Common Stock held indirectly by Gladwyne Catalyst GenPar, LLC ("Gladwyne GenPar") as one of the managing members of Catalyst GenPar, the general partner of the Fund, (ii) 13,333 shares of Common Stock that would be held indirectly by Gladwyne GenPar as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, and (iii) 4,504,505 shares of Common Stock that would be held indirectly by Gladwyne GenPar as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock. Such shares of Series A Preferred Stock will become convertible at any time into shares of Common Stock upon approval by a majority of the Issuer's stockholders present at a duly constituted meeting convened to vote on the issuance and sale by the Issuer to the Fund of such shares of Series A Preferred Stock.

-----------------------------                      -----------------------------
49326R104                                                         Page  5 of 13
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Securities, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      None
           SHARES
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        9,610,431 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        9,610,431 shares of Common Stock, par
                                        value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,610,431 shares of Common Stock, par value $0.01 (4)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.23%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------
------------------------
4 Represents (i) 5,092,593 shares of Common Stock held indirectly by Invemed Securities, Inc. ("Invemed") as one of the managing members of Catalyst GenPar, the general partner of the Fund, (ii) 13,333 shares of Common Stock that would be held indirectly by Invemed as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, and (iii) 4,504,505 shares of Common Stock that would be held indirectly by Invemed as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock. Such shares of Series A Preferred Stock will become convertible at any time into shares of Common Stock upon approval by a majority of the Issuer's stockholders present at a duly constituted meeting convened to vote on the issuance and sale by the Issuer to the Fund of such shares of Series A Preferred Stock.

-----------------------------                      -----------------------------
49326R104                                                         Page  6 of 13
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kenneth G. Langone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      None
           SHARES
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        9,610,431 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        9,610,431 shares of Common Stock, par
                                        value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,610,431 shares of Common Stock, par value $0.01 (5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.23%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
------------------------
5 Represents (i) 5,092,593 shares of Common Stock held indirectly by Mr. Kenneth G. Langone ("Langone"), as controlling stockholder of Invemed, one of the managing members of Catalyst GenPar, the general partner of the Fund, (ii) 13,333 shares of Common Stock that would be held indirectly by Langone, as the controlling stockholder of Invemed , one of the managing members of Catalyst GenPar, the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, and (iii) 4,504,505 shares of Common Stock that would be held indirectly by Langone, as the controlling stockholder of Invemed , one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock held. Such shares of Series A Preferred Stock will become convertible at any time into shares of Common Stock upon approval by a majority of the Issuer's stockholders present at a duly constituted meeting convened to vote on the issuance and sale by the Issuer to the Fund of such shares of Series A Preferred Stock.

-----------------------------                      -----------------------------
49326R104                                                         Page  7 of 13
-----------------------------                      -----------------------------


                  Invemed Catalyst Fund, L.P., a Delaware limited partnership, Invemed Catalyst GenPar, LLC, a Delaware limited liability company, Gladwyne Catalyst GenPar, LLC, a Delaware limited liability company, Invemed Securities, Inc., a New York corporation, and Kenneth G. Langone hereby amend and restate the report on Schedule 13D filed by Invemed Catalyst Fund, L.P. on August 21, 2000.

ITEM 1.  SECURITY AND ISSUER.

                  This Amended and Restated Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Key3Media Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5700 Wilshire Blvd., Suite 325, Los Angeles, CA 90036.


ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) Invemed Catalyst Fund, L.P., a Delaware limited partnership (the "Fund"), Invemed Catalyst GenPar, LLC, a Delaware limited liability company ("Catalyst GenPar"), Gladwyne Catalyst GenPar, LLC, a Delaware limited liability company ("Gladwyne GenPar"), Invemed Securities, Inc. ("Invemed"), a New York corporation, and Kenneth G. Langone ("Langone") are sometimes hereinafter collectively referred to as the "Reporting Persons."

                  The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

                  (b)-(c)(i) The principal business of the Fund is investing in securities. The business address of the Fund is 375 Park Avenue, Suite 2205, New York, New York 10152. The general partner of the Fund is Catalyst GenPar. The principal business of Catalyst GenPar is being the general partner of the Fund.

                           (ii) The business address of Catalyst GenPar is 375
Park Avenue, Suite 2205, New York, NY 10152. The managing members of Catalyst GenPar are Gladwyne GenPar and Invemed.

                           (iii) The principal business of Gladwyne GenPar is
being a managing member of Catalyst GenPar. The business address of Gladwyne GenPar is 600 The Times Building, Ardmore, PA 19003.

                  The name, residence or business address, present principal occupation and citizenship of each member of Gladwyne GenPar are as follows:

-------------------------------------------------------------------------------------------------------------
           NAME                      RESIDENCE OR                   PRINCIPAL               CITIZENSHIP
                           BUSINESS ADDRESS OCCUPATION
-------------------------------------------------------------------------------------------------------------
Michael B. Solomon           600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
-------------------------------------------------------------------------------------------------------------

-----------------------------                      -----------------------------
49326R104                                                         Page  8 of 13
-----------------------------                      -----------------------------


-------------------------------------------------------------------------------------------------------------
           NAME                      RESIDENCE OR                   PRINCIPAL               CITIZENSHIP
                           BUSINESS ADDRESS OCCUPATION
-------------------------------------------------------------------------------------------------------------
Suzanne M. Present           600 The Times Building         Member of Gladwyne GenPar   Australia
                             Ardmore, PA 19003
-------------------------------------------------------------------------------------------------------------
Kathryn Casoria              600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
-------------------------------------------------------------------------------------------------------------
Robert B. Friedman           600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
-------------------------------------------------------------------------------------------------------------
Philip P. Young              600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
-------------------------------------------------------------------------------------------------------------
William M. Sams              600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
-------------------------------------------------------------------------------------------------------------


                           (iv) Invemed's principal business is that of a
holding company. The business address of Invemed is 375 Park Avenue, Suite 2205, New York, NY 10152. Invemed is ultimately controlled by Kenneth G. Langone.

                  The name, current business address, present principal occupation or employment and citizenship of each director and executive officer of Invemed Securities, Inc. are as follows:

-------------------------------------------------------------------------------------------------------------
           NAME                      RESIDENCE OR                   PRINCIPAL               CITIZENSHIP
                           BUSINESS ADDRESS OCCUPATION
-------------------------------------------------------------------------------------------------------------
                             375 Park Avenue
Kenneth G. Langone           Suite 2205                     Chief Executive Officer,    United States
                             New York, NY  10152            Invemed Securities, Inc.
-------------------------------------------------------------------------------------------------------------
Thomas Teague                Salem NationalLease            President, Salem            United States
                             Corporation                    NationalLease Corporation
                             P.O. Box 24788
                             Winston-Salem, NC 27114
-------------------------------------------------------------------------------------------------------------
                             828 Woodward Road
G. Allen Mebane              Mocksville, NC 27028                                       United States
-------------------------------------------------------------------------------------------------------------
                             375 Park Avenue
John Baran                   Suite 2205                     Chief Financial Officer,    United States
                             New York, NY  10152            Invemed Securities, Inc.
-------------------------------------------------------------------------------------------------------------

-----------------------------                      -----------------------------
49326R104                                                         Page  9 of 13
-----------------------------                      -----------------------------


                           (iv) Kenneth G. Langone's current principal
occupation is that of Chief Executive Officer of Invemed, and his business address is 375 Park Avenue, Suite 2205, New York, NY 10152.

                  (d)-(e) None of the Reporting Persons and none of the individuals listed in this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. SERIES A PREFERRED STOCK

                  Pursuant to a Stock Purchase Agreement, dated November 13, 2001, as amended by Amendment No.1 thereto, dated November 21, 2001 (as amended, the "Stock Purchase Agreement"), between the Company and the Fund, the Company agreed to issue and the Fund agreed to purchase 1,000,000 shares of Series A 5.5% Convertible Redeemable Preferred Stock (the "Series A Preferred Stock"). The transaction was consummated on November 27, 2001. Reference is made to the Stock Purchase Agreement filed as Exhibit 2 hereto, which is incorporated herein by reference.

                  Upon approval by a majority of the stockholders of the Company entitled to vote thereon as required by Rule 312.03 of the New York Stock Exchange Listed Company Manual, the Series A Preferred Stock will be convertible at any time at the option of the holder into Common Stock for a number of shares determined by dividing the Series A Preferred Stock liquidation preference, which will initially be $25.00 per share, plus any accrued and unpaid dividends as of the date of conversion by $5.55, subject to adjustment. Stockholders holding a majority of the shares of capital stock entitled to vote at such stockholders meeting have agreed to vote in favor of such approval. Upon initial issuance, the 1,000,000 shares of Series A Preferred Stock would be convertible into 4,504,505 shares of Common Stock.

                  The Series A Preferred Stock will be mandatorily converted on November 27, 2011, into a number of Common Stock equal to a ratio the numerator of which is the liquidation preference on such date (subject to certain adjustments) and the denominator of which will be the lower of the conversion price on such date or the closing price on such date. At the option of the Issuer, the Series A Preferred Stock may be converted at any time after the volume-weighted average closing price of the Common Stock for any 60 consecutive trading days equals or exceeds 150% of the then current conversion price, into a number of shares of Common Stock equal to the liquidation preference on such date (subject to certain adjustments) divided by the conversion price on the conversion date. If certain specified sale transactions occur, for 5 years following the consummation of such a sale transaction, the holders of Series A Preferred Stock will have the right to convert their Series A Preferred Stock into a number of Common Stock equal to the liquidation preference on such date (subject to certain adjustments) divided by the lower of (i) the conversion price (as of the date the conversion becomes effective) and (ii) 95%

-----------------------------                      -----------------------------
49326R104                                                         Page 10 of 13
-----------------------------                      -----------------------------


of the current market price as of the business day prior to the day the sale transaction is consummated.

                  Dividends at a rate of 5.5% per annum on the liquidation preference are payable quarterly. At the option of the Issuer, dividends on the Series A Preferred Stock may be paid in cash or may accrete as additional liquidation preference. In addition, the holders of Series A Preferred Stock participate ratably in any dividends paid on the Company's Common Stock on an as-converted basis. Upon liquidation or dissolution of the Issuer, the holders of Series A Preferred Stock are entitled to receive the greater of the liquidation price and the amount they would have received as holders of Common Stock had they converted their shares of Series A Preferred Stock into Common Stock immediately prior to the liquidation event.

                  The Series A Preferred Stock may be redeemed by the Issuer at any time and from time to time, starting on November 27, 2004. Such redemption will be made at a premium over liquidation preference and the accrued dividends if it occurs before November 27, 2008.

                  The Series A Preferred Stock votes together with the Common Stock on all matters. In addition, the Series A votes as a separate class on any amendment of the certificate of incorporation of the Issuer that would adversely affect the rights of the holders of shares of Series A Preferred Stock or authorize the creation or increase the authorized amount of any capital stock ranking pari passu or senior to the Series A Preferred Stock. The Series A Preferred Stock will rank pari passu with the Series B Preferred Stock and senior to the Common Stock and the Non-Voting Common Stock. Reference is made to the certificate of designations for the Series A Preferred Stock filed as
Exhibit 3 hereto, which is incorporated herein by reference.

COMMON STOCK

                  On August 18, 2000, the Reporting Persons acquired 4,166,667 shares of Common Stock in open market purchase using the Fund's capital.

                  On October 21, 2000, the Issuer and the Fund entered into a stock option award agreement (the "Award Agreement"), pursuant to which the Issuer granted to the Fund an option to purchase 30,000 shares of Common Stock at a purchase price of $8.00 per share pursuant to the Issuer's 2000 stock option and incentive plan (the "Plan"), in compensation for Michael B. Solomon's service as a director of the Issuer. The option vests by third over 3 years from the date of the Award Agreement. The option is subject to the terms of the Plan and terminates when Michael B. Solomon ceases to serve as a director of the Issuer. The option has a 10-year term.

                  On November 21, 2000, the Issuer and the Fund entered into a second stock option award agreement, pursuant to which the Issuer granted to the Fund an option to purchase 10,000 shares of Common Stock at a purchase price of $11.375 per share. This option was also granted in compensation for Michael B. Solomon's service as a director of the Issuer. The terms and conditions to this option are similar to the terms and conditions set forth in the Award Agreement.

-----------------------------                      -----------------------------
49326R104                                                         Page 11 of 13
-----------------------------                      -----------------------------


                  Pursuant to a Stock Purchase Agreement, dated November 27, 2001, between SOFTBANK America Inc. ("SOFTBANK") and the Fund, SOFTBANK agreed to sell and the Fund agreed to purchase 925,926 shares of Common Stock at a price of $3.375 per share. Reference is made to the Stock Purchase Agreement, dated November 27, 2001, between SOFTBANK and the Fund, filed as Exhibit 4 hereto, which is incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired the shares of Series A Preferred Stock and the shares of Common Stock for investment purposes. The Reporting Persons may from time to time (i) acquire additional securities of the Issuer (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of the shares of Series A Preferred Stock and the shares of Common Stock or any other securities of the Issuer that the Reporting Persons may acquire, when prices are deemed favorable in the open market, in privately negotiated transactions or otherwise.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Upon approval by the Issuer's stockholders of the issuance and sale of one million shares of Series A Preferred Stock in accordance with Rule 312.03 of the New Stock Exchange Listed Company Manual, the Fund will beneficially own 9,610,431 shares of Common Stock constituting 13.23% of the outstanding shares of Common Stock (the percentage of shares owned being based upon shares of Common Stock outstanding as of November 12, 2001, as disclosed in the prospectus supplement filed by the Issuer on November 20, 2001). Each of the Reporting Persons listed in Item 2 of this Statement may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 9,610,431 shares of Common Stock constituting 13.23% of the outstanding Shares of the Issuer. However, the persons listed on Item 2 of this Statement (other than the Fund) disclaims beneficial ownership of such shares of Common Stock.

                  (b) The Fund has sole power to vote and dispose the 9,610,431 shares reported herein. Catalyst GenPar, as the general partner of the Fund, has the sole power to vote and dispose of the 9,610,431 shares of Common Stock owned by the Fund. Each of Gladwyne GenPar and Invemed, as managing members of Catalyst GenPar, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund. Kenneth G. Langone, as the principal shareholder and Chief Executive Officer of Invemed, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  The members of Gladwyne GenPar are authorized and empowered to vote and dispose of the securities held by the Fund. Accordingly, Gladwyne GenPar and the members of Gladwyne GenPar may, from time to time, consult among themselves and coordinate the voting and disposition of the Issuer's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Issuer's

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49326R104                                                         Page 12 of 13
-----------------------------                      -----------------------------


shares of Series A Preferred Stock and shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

                  On November 27, 2001 and in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer and the Fund entered into the Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Fund has been granted certain shelf, demand and incidental registration rights with respect to its shares of Series A Preferred Stock and its shares of Common Stock. Reference is made to the Registration Rights Agreement filed as Exhibit 5 hereto, which is incorporated herein by reference.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Stock Purchase Agreement, dated November 13, 2001, as amended by Amendment No.1 thereto, dated November 21, 2001, between the Issuer and the Fund.

Exhibit 3:        Certificate of Designations of Series A Preferred Stock

Exhibit 4: Stock Purchase Agreement, dated November 27, 2001, between SOFTBANK and the Fund.

Exhibit 5: Registration Rights Agreement, dated November 27, 2001, between the Issuer and the Fund.

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49326R104                                                         Page 13 of 13
-----------------------------                      -----------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 29, 2001.

                                   INVEMED CATALYST FUND, L.P.

                                   By:  INVEMED CATALYST GENPAR, LLC,
                                        General Partner

                                        By:  GLADWYNE CATALYST GENPAR, LLC,
                                             Managing Member


                                             By: /s/ Suzanne Present
                                                 ------------------------------
                                                 Name:   Suzanne Present
                                                 Title:  Member


                                   INVEMED CATALYST GENPAR, LLC

                                   By:  GLADWYNE CATALYST GENPAR, LLC,
                                        Managing Member


                                        By: /s/ Suzanne Present
                                            -----------------------------------
                                            Name:   Suzanne Present
                                            Title:  Member


                                   GLADWYNE CATALYST GENPAR, LLC


                                   By:  /s/ Suzanne Present
                                        ---------------------------------------
                                        Name:   Suzanne Present
                                        Title:  Member


                                   INVEMED SECURITIES, INC.


                                   By:  /s/ Kenneth G. Langone
                                        ---------------------------------------
                                        Name:   Kenneth G. Langone
                                        Title:


                                   /s/ Kenneth G. Langone
                                   --------------------------------------------
                                   Kenneth G. Langone